UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:

Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Terra Industries Inc., a Maryland corporation (“Terra”), with the Securities and Exchange Commission on March 5, 2009, relating to the unsolicited offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its wholly owned subsidiary, Composite Acquisition Corporation, a Maryland corporation, as disclosed in the Tender Offer Statement on Schedule TO, dated February 23, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding common share of Terra, without par value (“Terra Common Share”), for 0.4235 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (“CF Common Share”), upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated February 23, 2009 (the “Exchange Offer”), and (ii) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     “Item 2. Identity and Background of Filing Person” is hereby amended by restating the last sentence of the first paragraph under the heading “Offer” in its entirety as follows:
     On April 24, 2009, CF announced that it had extended the expiration date of the Offer, which was originally scheduled to expire at 5:00 p.m., Eastern Time, on May 15, 2009, to 5:00 p.m., Eastern Time, on June 12, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged. On May 22, 2009, CF announced that it had further extended the expiration date of the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on June 12, 2009, to 5:00 p.m., Eastern Time, on June 26, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The following is hereby added under the heading “Background of the Offer and Reasons for Recommendation—Background of the Offer” of “Item 4. The Solicitation or Recommendation” beginning on page 8 of the Statement:
     On the morning of March 27, 2009, Agrium publicly announced that it had revised its exchange offer to acquire all outstanding CF Common Shares by increasing the cash portion of the consideration from $31.70 to $35.00.
     On March 29, 2009, CF issued a press release announcing that its board of directors has recommended that CF’s stockholders reject Agrium’s increased offer of March 27, 2009 to acquire all outstanding CF Common Shares.
     On March 30, 2009, Agrium filed with the SEC amendments to its Tender Offer Statement on Schedule TO and Registration Statement on Form F-4 reflecting the terms of its increased offer to acquire all of CF’s outstanding common shares.
     On April 13, 2009, the Board adopted an amendment to Terra’s Bylaws providing that Terra’s annual meeting of stockholders will be held each calendar year on the date that is designated by the Board, consistent with a recent change in Maryland law which eliminated the necessity for companies to specify in their bylaws either a specific date or a 31-day period during which their annual meeting must be held. On April 14, 2009, Terra filed with the SEC a Form 8-K announcing the amendment.
     On April 21, 2009, CF voluntarily withdrew its Notification and Report Form filed with respect to the Offer on March 23, 2009 with the FTC and Antitrust Division under the HSR Act.
     On April 24, 2009, CF announced that it had extended the expiration date of the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on May 15, 2009, to 5:00 p.m., Eastern Time, on June 12, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged.
     On May 4, 2009, CF re-filed its Notification and Report Form with respect to the Offer with the FTC and Antitrust Division under the HSR Act.
     On May 11, 2009, Agrium publicly announced that it had revised its exchange offer to acquire all outstanding CF Common Shares by increasing the cash portion of the consideration from $35.00 to $40.00. Agrium also announced that it had extended the expiration of the Agrium Offer until 12:00 midnight, Eastern Time, on June 15, 2009.

     On May 15, 2009, CF issued a press release announcing that its board of directors rejected Agrium’s revised offer of May 11, 2009 to acquire all outstanding CF Common Shares.
     On May 22, 2009, CF announced that it had extended the expiration date of the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on June 12, 2009, until 5:00 p.m., Eastern Time, on June 26, 2009, unless further extended. All other terms and conditions of the Offer remained unchanged.
     On June 3, 2009, CF issued a press release announcing that it had received a Request for Additional Information (the “Second Request”) from the FTC in connection with its proposed business combination with Terra. The Second Request extends the waiting period under the HSR Act during which the FTC is permitted to review the transaction for up to an additional 30 days following CF’s compliance with the Second Request, unless earlier terminated.
     On the same day, Agrium reaffirmed its offer for CF and extended the expiration of the Agrium Offer until 12:00 midnight, Eastern Time, on June 22, 2009, from June 15, 2009.
     “Item 4. The Solicitation or Recommendation” is hereby amended and supplemented by adding the following at the end of the last sentence of the twelfth paragraph under the heading “Background of the Offer and Reasons for Recommendation—Background of the Offer”: “(which was based on various discussions held between Terra’s management and its key stockholders)”.
     “Item 4. The Solicitation or Recommendation” is hereby further amended by restating the bullets under the heading “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—A combination with CF runs counter to Terra’s strategic objectives which are designed to provide substantial value differentiators to Terra’s stockholders” in their entirety as follows:

•	For several years, Terra has deliberately pursued a strategy of lowering its dependence on agricultural urea and ammonia sales by, among other things, upgrading its product mix to UAN and industrial ammonium nitrate (“AN”) and increasing its sales into the industrial and environmental markets. A combination with CF would shift that focus back to agricultural urea and ammonia, which represent 70% of CF’s nitrogen sales and only 16% of Terra’s. The Board believes that maintaining Terra’s focus on UAN and AN markets and continuing to move toward an increased percentage of higher-value upgraded products in accordance with current strategy will deliver significantly more value to Terra’s stockholders. The relative value premiums of UAN and AN over urea and ammonia, and market trends underlying these premiums, support this view.[1]

•	A key element of Terra’s strategic plan is broad geographic diversification. For example, Terra has deliberately located its core manufacturing assets away from the U.S. Gulf Coast, where import competition is most severe. In addition, Terra’s geographic plant positions in Oklahoma and Iowa provide Terra with favorable transportation cost to its customers located in the Corn Belt as compared to its U.S. Gulf Coast competitors, and its joint venture in Trinidad provides it with access to advantaged natural gas. Of CF’s total ammonia production volumes, 73% is located on the U.S. Gulf Coast whereas 65% of Terra’s is located inland or in gas advantaged countries. As part of its strategy, Terra also invests in plants outside of North America, such as its GrowHow joint venture in the United Kingdom, so as to minimize the inherent risk of business concentration in a single region.

•	Terra has spent much of the last nine years developing its environmental services business in both stationary and, more recently, automotive markets so as to diversify its customer base outside of core agricultural markets. This business diversification approach has not been evident at CF and the Board believes a combination of CF’s business with Terra may jeopardize the focus necessary to grow this business.

1.	According to Blue, Johnson & Associates, Inc., a leading provider of market information and analysis in the fertilizer industry, (i) from 2003 through 2008, the average price per pound of nitrogen contained in UAN was $0.021 and $0.100 higher than that in urea and ammonia, respectively, and is projected to be higher by $0.093 and $0.162, respectively, from 2009 through 2014, and (ii) from 2003 through 2008, the average price per pound of nitrogen contained in AN was $0.069 and $0.149 higher than that in urea and ammonia, respectively, and is projected to be higher by $0.191 and $0.256, respectively, from 2009 through 2014.
     “Item 4. The Solicitation or Recommendation” is hereby further amended and supplemented by adding the following at the end of the first sentence under the heading “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—The Offer is opportunistic and substantially undervalues Terra on both an absolute basis and relative to CF”: “(particularly with respect to Terra’s Environmental Technologies business)”.
     “Item 4. The Solicitation or Recommendation” is hereby further amended by restating the second bullet under the heading “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—The Offer is opportunistic and substantially undervalues Terra on both an absolute basis and relative to CF” in its entirety as follows:

•	The Offer was made at a time when Terra’s stock price was temporarily depressed relative to CF’s stock price. CF’s opportunistically timed Offer does not provide a premium relative to the historic average trading prices. The Board believes that the divergence in relative trading prices of the companies during most of 2008 is temporary and primarily due to the performance of CF’s phosphate business over that comparatively brief period. During 2008, CF’s phosphate margin increased 233% (or $316.4 million) over its average phosphate margin for 2006 and 2007. CF, in contrast, reported a $120.2 million decline in its phosphate margin for the first quarter of 2009 as compared to the quarterly average of 2008, reflecting a $7.1 million loss for the quarter. The increase in the relative profitability of the phosphate business compared to the nitrogen business during 2008 drove a temporary value discrepancy that the Board believes is not sustainable and does not reflect the relative value of the companies over the period from CF’s initial public offering through 2008, which the Board believes is a more appropriate valuation period. During that period, the average exchange ratio between the stocks of the two companies was 0.4059, over which CF’s Offer provides only a 4.33% premium.

     “Item 4. The Solicitation or Recommendation” is hereby further amended by restating the fourth bullet under the heading “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—The Offer is opportunistic and substantially undervalues Terra on both an absolute basis and relative to CF” in its entirety as follows:
•	As of February 24, 2009, the day prior to the announcement of the Agrium Offer and accordingly the last day on which CF’s stock was unaffected by the Agrium Offer, Terra’s stock price was trading at an exchange ratio of 0.4466 relative to CF’s stock price which is 5.4% above CF’s Offer.
     “Item 4. The Solicitation or Recommendation” is hereby further amended by deleting the words “and other execution” from the fourth sentence under the heading “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—CF’s projected synergies claims are aggressive and the combination is subject to substantial execution risk.”
     “Item 4. The Solicitation or Recommendation” is hereby further amended and supplemented by adding the words “the Board believes” after the word “which” in the second sentence under the heading “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—Terra, on a stand-alone basis, will deliver greater value for its stockholders than CF’s Offer”.
     “Item 4. The Solicitation or Recommendation” is hereby further amended by restating the second paragraph under the heading “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—Terra, on a stand-alone basis, will deliver greater value for its stockholders than CF’s Offer” in its entirety as follows:
     The Board believes that Terra’s experienced management team is critical to the Company’s current and future performance. Terra is led by a seasoned nitrogen industry management team that has successfully navigated the Company through numerous industry cycles. The Board believes that management has strategically positioned Terra for current and future market environments through a series of significant, effectively integrated acquisitions and investments in plant efficiencies. At the same time, the Board believes management has maintained a highly disciplined cost structure with a rigorous focus on value creation and maximizing stockholder returns. Over the past three years, Terra has returned 35% of its net income to stockholders in the form of share repurchases and dividends.
ITEM 8. ADDITIONAL INFORMATION.
     “Item 8. Additional Information” of the Statement is hereby amended and supplemented by adding the following under the heading “Regulatory Approvals—U.S. Antitrust Approval”:
     On April 21, 2009, CF voluntarily withdrew its Notification and Report Form filed with respect to the Offer on March 23, 2009 with the FTC and Antitrust Division under the HSR Act, and re-filed it on May 4, 2009. On June 3, 2009, CF issued a press release announcing that it had received the Second Request from the FTC in connection with its proposed business combination with Terra. The Second Request extends the waiting period under the HSR Act during which the FTC is permitted to review the transaction for up to an additional 30 days following CF’s compliance with the Second Request, unless earlier terminated.
     “Item 8. Additional Information” of the Statement is hereby amended by restating the paragraph under the heading “Forward-Looking Statements” in its entirety as follows:
     Certain statements in this Statement may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. These include, among others, statements relating to changes in financial markets, general economic conditions within the agricultural industry, competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in environmental and other government regulation, and changes in agricultural regulations. Additional information as to these factors can be found in Terra’s 2008 Annual Report/10-K, in the sections entitled “Business,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the notes to the Company’s consolidated financial statements.

ITEM 9. EXHIBITS.
     Item 9 is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description
(a)(10)	Terra Industries Inc. Investor Presentation dated June 18, 2009 (incorporated by reference to Terra Industries Inc.’s Rule 425 filing on June 18, 2009).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President, General Counsel and Corporate Secretary
Dated: June 18, 2009